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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  INTRADO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78388X-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]   Rule 13d-1(b)
              [ ]   Rule 13d-1(c)
              [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         NOTE: This Statement on Schedule 13G is being filed on behalf of (i)
Boston Capital Ventures III, Limited Partnership; (ii) BD Partners Limited Partnership; (iii) A. Dana Callow, Jr.; (iv) H. J. von der Goltz; and (v) David Kronfeld.

ITEM 1(a).        NAME OF ISSUER

                  Intrado, Inc. (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  6285 Lookout Road
                  Boulder, Colorado

ITEM 2(a).        NAME OF PERSON FILING

                  This statement is filed by Boston Capital Ventures III, Limited Partnership. (BCV III"), a Delaware limited partnership, BD Limited Partnership, ("BDP"), a Delaware limited partnership, and A. Dana Callow, Jr., H.J. von der Goltz and David Kronfeld (collectively, the "Partners"). BCV III, BDP, and the Partners are collectively referred to as the "Reporting Persons."

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  30 Rowes Wharf
                  Boston, MA  02110

ITEM 4.           OWNERSHIP.

                  Not Applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Each Reporting Person has ceased to beneficially own more than 5% of the outstanding Common Stock of the Company

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 14, 2001 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF THE COMPANY REMAIN UNCHANGED.


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                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           Date:  February 11, 2002


                                           BOSTON CAPITAL VENTURES III,
                                           Limited Partnership


                                           By: BD Partners Limited Partnership.
                                                       its General Partner


                                           By: /s/ A. Dana Callow, Jr.
                                               ---------------------------------
                                           A. Dana Callow, Jr., General Partner


                                           BD PARTNERS
                                           LIMITED PARTNERSHIP


                                           By: /s/ A. Dana Callow, Jr.
                                               ---------------------------------
                                           A. Dana Callow, Jr., General Partner


                                           /s/ A. Dana Callow, Jr.
                                           -------------------------------------
                                           A. Dana Callow, Jr.


                                           /s/ H. J. von der Goltz
                                           -------------------------------------
                                           H.J. von der Goltz


                                           /s/ David Kronfeld
                                           -------------------------------------
                                           David Kronfeld


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                                                                       EXHIBIT 1


                            JOINT FILING AGREEMENT OF
                BOSTON CAPITAL VENTURES III, LIMITED PARTNERSHIP,
                        BD PARTNERS LIMITED PARTNERSHIP,
                    A. DANA CALLOW, JR., H. J. VON DER GOLTZ
                               AND DAVID KRONFELD

In accordance with Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Intrado, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.


                                           BOSTON CAPITAL VENTURES III,
                                           Limited Partnership

                                           By:  BD Partners Limited Partnership.
                                                        its General Partner


                                           By: /s/ A. Dana Callow, Jr.
                                               ---------------------------------
                                           A. Dana Callow, Jr., General Partner


                                           BD PARTNERS
                                           LIMITED PARTNERSHIP


                                           By: /s/ A. Dana Callow, Jr.
                                               ---------------------------------
                                           A. Dana Callow, Jr., General Partner


                                           /s/ A. Dana Callow, Jr.
                                           -------------------------------------
                                           A. Dana Callow, Jr.


                                           /s/ H. J. von der Goltz
                                           -------------------------------------
                                           H.J. von der Goltz


                                           /s/ David Kronfeld
                                           -------------------------------------
                                           David Kronfeld